January 6, 2011

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 8-K Filed April 20, 2010
File No. 1-14128

Dear Mr. Thompson:

Below are the responses from Emerging Vision, Inc. (the “Company”) in response to the Securities and Exchange Commission (“SEC”) Comment Letter, dated December 21, 2010, relating to the above-referenced filings.  The Company’s responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.
We note that the “Financial Summary” subsection of the “Investor Relations” section of your website provides financial information for 2006, 2005 and 2004.  Please tell us whether you have considered updating this information to be consistent with the most current annual and periodic information you have publicly filed through EDGAR, and if so, why you have not done so.

Response

We have reviewed the information provided under the “Investor Relations” section of our website and, although we intend to make certain changes and updates to that section, we anticipate removing the “Financial Summary” section.  We have not received any comments on that section due to the dated financial information and, thus, it does not seem to be a section utilized by current or potential investors.

2.
Your website does not appear to include any of the section 16 forms that have been filed with the last 12 months with respect to your equity securities nor does it appear that there is a hyperlink that leads directly to these forms or a list of them.  Please revise your website or advise us why you do not believe this is necessary.  See Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230 (May 7, 2003).

Response
We have updated all of the relevant section 16 forms under the “Investor Relations” “SEC Filings” section of our website for the remainder of 2009 and 2010.  We have included PDF attachments for our investors and potential investors review, thus, the need for a hyperlink is unnecessary.  Additionally, we will continue to update all of the relevant section 16 form filings on an ongoing basis.

Item 1A. Risk Factors

3.	Please provide us with proposed disclosure in which each of your risk factors follows a sub-caption that adequately describes the risk. See Item 1A. of Form 10-K and Item 503(c) of Regulation S-K.

Response

We have reviewed each of the risk factors we described in our Form 10-K for the fiscal year ended December 31, 2009 and would propose the following sub-captions (in bold ahead of the risk):

The current U.S. and global economic conditions have affected and are likely to continue to affect our results of operations and financial position (we would remove the first sentence of the risk description that follows).
•
The current U.S. and global economic conditions have affected and will continue to affect our results of operations and financial position.  The current economic conditions have resulted in decreased revenues, retail store count, operating income and cash flow.  This downturn has lead to and might continue to lead to a reduction of certain overhead expenses as well as stronger restrictions on customer credit.  These uncertainties about future economic conditions make it difficult for us to forecast future operating results and cash flows from operations.

Our common stock trades on the OTC Bulletin Board, which makes it more difficult for shareholders to buy and sell shares of our common stock.
•
Our common stock is trading on the OTC Bulletin Board (“OTCBB”). The OTCBB is generally considered a less efficient market that does not have national exposure to prospective shareholders.  As such, shareholders are likely to find it more difficult to trade our common stock on the OTCBB.

The application of the "penny stock rules" could reduce the liquidity and, therefore, the market price of our common stock (we would remove the first sentence of the risk description that follows).
•
The application of the "penny stock rules" could reduce the liquidity and, therefore, the market price of our common stock.  On April 9, 2010, the last reported sales price of our common stock was $0.08.  Because the trading price of our common stock is less than $5.00 per share and no longer trades on NASDAQ, our common stock comes within the definition of a "penny stock."  The “penny stock rules” impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.  Before a broker-dealer can sell a penny stock, the Securities and Exchange Commission (the “SEC”) rules require the firm to first approve the customer for the transaction in question and receive from the customer a written agreement to such transaction.  The firm must furnish the customer a document describing the risks of investing in penny stocks.  The broker-dealer must also advise the customer of the current market quotation, if any, for the penny stock and the compensation the firm and its broker will receive for the trade.  Finally, the firm must send monthly account statements showing the market value of each penny stock held in the customer’s account.  These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our securities and may affect the ability of shareholders to resell our common stock.

The Chairman of our Board of Directors has ownership of or is directly involved in the operations of certain other retail optical companies, which are in competition with our Sterling Stores and Combine Members.  This competition may result in conflicts of interest.
•
Dr. Alan Cohen, our Chairman of its Board of Directors, and, together with his immediate family members, one of our significant shareholders, owns, operates, manages and/or is otherwise involved with other companies in the retail optical industry, which are in competition with our Sterling Stores and/or Combine Members, and may result in potential conflicts.   Until March 1, 2008, Dr. Cohen and his brother Dr. Robert Cohen were officers and directors of and together with members of their immediate families, were the sole shareholders of Cohen Fashion Optical, Inc. (“CFO, Inc.”), which company operated and franchised retail optical stores similar to Sterling Stores and Combine Member locations in the States of Connecticut, Florida, Massachusetts, New Hampshire, New Jersey, New York and Puerto Rico.  Effective March 1, 2008, CFO, Inc. sold substantially all of its assets to Cohen Fashion Optical, LLC (“CFO, LLC”), a Kentucky limited liability company, which continues to operate and offer franchises for retail optical stores primarily under the name Cohen’s Fashion Optical.  Although, Dr. Alan Cohen does not own any interest in or participate in the management of CFO, LLC, Dr. Cohen is an executive officer and director of Real Optical, LLC and CFO Retail, Inc. (collectively “REAL”), and he and members of his immediate family are principal members and shareholders of said companies.  REAL is a franchisee of CFO, LLC and operates retail optical stores in the States of Connecticut, Florida, New Jersey and New York similar to Sterling Stores and Combine Member locations.  As of December 31, 2009, REAL was the franchisee of 16 Cohen’s Fashion Optical stores, and was also managing an additional store on behalf of CFO, LLC.  In the future, REAL may open additional stores that are located in the same areas as Sterling Stores and/or Combine Member locations.  These competing businesses could reduce the revenues generated at our competing Sterling Stores and/or from Combine Members.

Dr. Cohen is also an executive officer of, and he, together with members of his immediate family, are principal members of General Vision Services, LLC (“GVS”) and Vision World, LLC (“Vision World”).  GVS operates retail optical stores located in the New York metropolitan area.  GVS does not offer franchises, however, in connection with the transaction between CFO LLC, and CFO, Inc., GVS agreed that all of its stores, including any stores to be opened in the future, would be operated as franchisees of CFO, LLC.  GVS stores are similar to, and compete with, the Sterling Stores and/or Combine Members being operated in the same areas.  As of December 31, 2009, GVS was the franchisee of CFO, LLC, and was operating 10 stores under the name General Vision Services.  Furthermore, both GVS and Vision World solicit and administer third party benefit programs, through their network of company-owned and independent retail optical stores.  It is possible that additional GVS or Vision World Stores, or other retail optical stores, which provide services under third party benefit plans administered by GVS or Vision World, may, in the future, be located near one or more of our Sterling Stores and/or Combine Member locations, and may compete directly with such locations.

Additionally, we jointly participate in certain third party benefit plans with GVS and certain Sterling Stores and GVS stores participate as providers under third party benefit plans obtained by us or GVS and, in all likelihood, will continue to do so in the future.

A possible consequence of Dr. Cohen’s interests in REAL, GVS, Vision World and their respective affiliates is that conflicts of interest may arise, as described above, and when business opportunities in our line of business are presented to them, whether in his capacity as member of our Board or as a shareholder, officer and director in these other entities.  While there can be no assurance as to the manner in which corporate opportunities presented to Dr. Cohen will be allocated, by him, among the various competing business entities in which he is involved, as a supplement to the common law fiduciary duties to which all directors owe us and our shareholders, we have adopted a Corporate Code of Ethics (which can be accessed on our website at www.emergingvision.com) to which Dr. Cohen must adhere, which, in part, establishes guidelines as to how potential conflicts of interest are to be handled.

Dr. Robert Cohen, who served on our Board of Directors until he resigned on March 5, 2008 and who is still a shareholder of the Company, also owns, operates, manages and/or is otherwise involved with the same companies that Dr. Alan Cohen is involved in.  In addition, Dr. Robert Cohen serves as President of CFO, LLC.

We significantly depend on the ability and experience of certain members of our management team, and their departure may prevent or delay the successful execution of our business plan (we would remove the first sentence of the risk description that follows).
•
We significantly depend on the ability and experience of certain members of its management, and their departure may prevent or delay the successful execution of our business plan.  We rely on the skills of certain members of our senior management team to guide its operations, the loss of whom could have an adverse effect on our operations.  We currently have an employment agreement with Mr. Glenn Spina, our Chief Executive Officer, through November 2012; however, no other member of senior management has an employment agreement.  Accordingly, the loss of their services could prevent or delay the successful execution of its business plan and attainment of profitability.

We have no control over the management of most of the Sterling Stores, nor do we control any of the Combine or TOG Members.  These stores may be managed by unsuccessful franchisees, Combine Members and/or TOG Members, which would reduce our revenues generated from these locations (we would remove the first sentence of the risk description that follows).
•
We have no control over the management of most of the Sterling Stores that operate under its name, nor does it control any of the Combine or TOG Members, and these stores may be managed by unsuccessful franchisees, Combine Members and/or TOG Members, which would reduce our revenues from these stores.  We rely, in substantial part, on franchisees, Combine Members and TOG Members for revenues.  Since we do not control the management of these locations, it is possible that a franchisee/owner may not have the business acumen or financial resources to successfully operate his or her franchised Sterling Store, Combine Member location and/or TOG Member location.  We, together with a substantial number of franchisees, have recently experienced a significant decrease in sales, mainly due to current economic conditions, generated from the operation of Sterling Stores, and cannot predict what will happen with the economy in the future.  If a substantial number of franchisees, Combine Members and/or TOG Members experience a future decline in their sales and/or are ultimately not successful; revenues from franchisees, Combine Members and/or TOG Members would decrease.  Some of the factors that could lead to future decline in sales, include, among others:  decreased spending by consumers, continuing current economic climate, increased competition by large discount eyewear chains, which increases the need for franchisees, Combine Members and/or TOG Members to provide more aggressive promotional sales, thus decreasing their profit margins; and the limitations of vision care benefits available under medical and third party benefit plans.

We operate in a highly competitive market, and many of our competitors have much greater resources, which may make it difficult for us to remain competitive (we would remove the first sentence of the risk description that follows).
•
Better financed competitors that provide greater levels of advertising obtain favorable discounts from suppliers and offer customers aggressive discount pricing.   We compete with many types of eyewear providers, which may prevent us from increasing or maintaining market share.  The retail optical business is highly competitive and includes chains of retail optical stores, superstores, individual retail outlets and a large number of individual opticians, optometrists and ophthalmologists that provide professional services and dispense prescription eyewear.  These competitors may take advantage of prompt payment  discount  plans,  aggressive  discounting  and price-cutting  for  customers,  and  increased  advertising.   As retailers of prescription eyewear, we and our franchisees generally service local markets and, therefore, competition varies substantially from one location or geographic area to another.  If we are not successful in dealing with competition, we will not be able to increase or maintain our customer base or market share.

The optical industry as a whole, including us, has experienced a reduction in profit margins.
•
We often offer incentives to our customers, which lower profit margins.  At times when major competitors offer significantly lower prices for their products, it then becomes in our best interest to do the same. Certain of the major competitors offer promotional incentives to their customers including free eye exams, "50% Off" on designer frames and "Buy One, Get One Free" eye care promotions.  In response to these promotions, we have offered the same or similar incentives to its customers.  This practice has resulted in lower profit margins and these competitive promotional incentives may further reduce revenues, gross margins and cash flows.  Although we believe that Sterling Stores provide quality service and products at competitive prices, several of the large retail optical chains have greater financial resources. Therefore, we may not be able to continue to deliver cost efficient products in the event of aggressive pricing by competitors, which would reduce our profit margins, net income and cash flow.

As refractive laser surgery gains market acceptance, we may lose revenue from traditional eyewear customers (we would remove the second sentence of the risk description that follows).
•
Laser surgery could eliminate the need for certain eyeglasses and contact lenses.  As refractive laser surgery gains market acceptance, we may lose revenue from traditional eyewear customers.  As traditional eyewear users undergo laser vision correction procedures or other vision correction techniques, the demand for certain contact lenses and eyeglasses will decrease.  Due to the fact that the marketing and sale of eyeglasses and contact lenses is a significant part of our business, a decrease in customer demand for these products could have a material adverse effect on sales of prescription eyewear, as well as those of our franchisees.

We are subject to a variety of federal, state and local laws, rules and regulations that affect the health care industry, which may affect our ability to generate revenues or subject us to additional expenses (we would remove the first sentence of the risk description that follows).
•
We are subject to a variety of federal, state and local laws, rules and regulations that affect the health care industry, which may affect our ability to generate revenues or subject us to additional expenses.  The regulatory requirements that the Company and our franchisees must satisfy to conduct our businesses, varies from state to state. For example, some states have enacted laws governing the ability of ophthalmologists and optometrists to enter into contracts with business corporations or lay persons, and some states prohibit companies from computing their royalty fees based upon a percentage of the gross revenues generated by optometrists from exam fees.  Various federal and state regulations also limit the financial and non-financial terms of agreements with health care providers and, therefore, potential revenues may differ depending upon the nature of our various health care provider affiliations.

We would move this risk bullet under the risk heading “We are subject to a variety of federal….to additional expenses.”
•
The Company and our franchisees are also subject to the requirements of HIPAA, which governs participation in managed care programs.  We also must comply with the privacy regulations under HIPAA.  In addition, all states have passed laws that govern or affect arrangements with the optometrists who practice in vision centers.  Additionally, we and our franchisees are also subject to regulations regarding franchise business and in-store laboratory operations, as well as the operation, in California, of VCC, which is regulated by the State of California Department of Managed Health Care.  As a franchisor, we are subject to various registrations and disclosure requirements imposed by the Federal Trade Commission and by many of the states in which we conduct franchising operations.  The Federal Occupational Safety and Health Act regulates our in-store laboratory operations.  Although we believe that we are in material compliance with all applicable laws and/or regulations, we may not be able to sustain compliance if these laws and/or regulations change in the future and, in that event, we may have to incur significant expenses to maintain compliance.

If our subsidiary, VCC, is no longer permitted to employ optometrists, then the revenue generated from its California Sterling Stores would, in all likelihood, decrease materially, thereby decreasing net income and cash flow (we would remove the first sentence of the risk description that follows).

•
If our subsidiary, VCC, is no longer permitted to employ optometrists, then the revenue generated from its California Sterling Stores would, in all likelihood, decrease materially, thereby decreasing net income and cash flow.

A class action was commenced against the Company and  VCC alleging that the operation of VCC, which employs licensed optometrists,  violates  certain  provisions  of  the  California  Business  and Professions  Code.  Although the Company and VCC prevailed in this case, in such event that VCC would lose its right to employ licensed optometrists in the future, then sales, net income and cash flow would, in all likelihood, decrease.

We may be exposed to significant risk from liability claims if we are unable to obtain insurance, at acceptable costs, to protect us against potential liability claims (we would remove the first sentence of the risk description that follows).
•
We may be exposed to significant risk from liability claims if it is unable to obtain insurance, at acceptable costs, to protect us against potential liability claims.  The rendering of professional eye care services entails an inherent risk of professional malpractice and other similar claims.  We do not influence or control the practice of optometry by the optometrists that it employs or affiliates with, nor does it have responsibility for their compliance with certain regulatory and other requirements directly applicable to these individual professionals.  As a result of the relationship between we and our employed or affiliated optometrists, we may become subject to professional malpractice actions or claims under various theories relating to the professional services provided by these individuals.  We may not be able to continue to obtain adequate liability insurance at reasonable rates, in which event; our insurance may not be adequate to cover claims asserted against us, thus, potentially decreasing our future cash position and potentially jeopardizing our ability to continue operations.

The viability of most of our Sterling Stores and most of our Combine and TOG Members remains dependent on our relationship with optometrists and/or ophthalmologists.
•
Our operations and success are highly dependent upon health care providers, and we may be unable to enter into favorable arrangements with these providers.  Certain states prohibit us from employing optometrists to render professional services.  Accordingly, the success of our operations as full-service eye care providers depends upon our ability to enter into agreements with these health care providers to render professional services at Sterling Stores, Combine Member and/or TOG Member locations.  Due to the increased competition, among large discounters of retail eyewear, to enter into agreements with health care providers and the finite number of available health care providers, the costs of compensating these health care providers has increased materially.  The Company, its franchisees, Combine Members and/or TOG Members may not be able to enter into agreements with these health care providers on satisfactory terms, or these agreements may not be profitable, which would reduce the revenues the Company, its franchisees, Combine Members and/or TOG Members could generate from their operations.

Certain events could result in a dilution of shareholders’ ownership of our common stock (we would remove the first sentence of the risk description that follows).
•
Certain events could result in a dilution of shareholders’ ownership of our common stock.  As of December 31, 2009, we had 12,563,967 shares that were reserved for issuance under outstanding warrants, options and senior convertible preferred stock.  The exercise and conversion prices, as the case may be, of common stock equivalents range from $0.05 to $8.06 per share.  If converted or exercised, these securities will result in a dilution of shareholders’ percentage ownership of the Company’s common stock.  In addition, if we acquire new companies through the issuance of common or preferred stock, percentages of ownership will be further diluted.

Applicable tax rules could prohibit us from being able to utilize our net operating loss carry-forwards (“NOLs”), thereby decreasing net income and cash flows.
•
Our potential limitation on the use of our net operating loss carry-forwards in accordance with Section 382 of the Internal Revenue Code of 1986, as amended, due to certain changes in ownership that have occurred or could occur in the future. Furthermore, in order to limit the potential that future transactions could have a similar effect on our tax attributes, we amended our by-laws to provide the Board of Directors with the ability to void certain transactions in our securities that may impair or limit the future utilization of our tax attributes, including our net operating loss carry-forwards.  However, there can be no assurance that we have been, or will in the future be, successful in preventing an event which could materially impair or limit our utilization of our net operating loss carry-forwards and other tax attributes.

The acquisition of Combine Buying Group may create competition with our Sterling Stores.
•
Combine Members operate retail optical stores similar to Sterling Stores in the states of California, Delaware, Florida, Illinois, Kentucky, Louisiana, Maryland, New Jersey, New York, North Dakota, Pennsylvania, Virginia, West Virginia, Wisconsin, the District of Columbia and the U.S. Virgin Islands.  Currently, many Combine Member locations are in the same shopping center or mall as, or in close proximity to, certain Sterling Stores; and in the future, the Company may open Sterling Stores that are located in the same areas as Combine Members.  These competing businesses could reduce the revenues generated at, both, our Sterling Stores and Combine Member locations, or could cause Combine Members to leave Combine because they view Sterling Stores as the competition.

We would move this risk bullet under the risk heading “Better financed competitors…..more aggressive discount pricing.”
•
Combine and TOG operations and success are highly dependent upon the purchases of eye care products by independent optical retailers (Combine/TOG Members).  If Combine/TOG Members decide to purchase their eye care products through a competing optical purchasing group business or purchase direct from a vendor, then revenues generated from Combine and/or TOG would decrease. A decrease in the number of Combine/TOG Members could reduce Combine and/or TOG profit margins, net income and cash flow.

We are dependent upon a limited number of vendors to provide our members with a broad spectrum of product purchasing options.  If these vendors cease to do business with us or do not meet our demands, either in volume or quantity, then we could be materially harmed.
•
Combine and TOG utilize certain key vendors to provide its members with a broad spectrum of product purchasing options.  If one of these key vendors ceases to do business with Combine and/or TOG, or ceases to exist, Combine and/or TOG could see a decrease in the amount of product purchased by its members, thus decreasing its revenues and net income.

We rely heavily on computer systems in managing financial results.  Any damage or interruption in such systems could cause us delays in financial reporting and managing day-to-day operations exposing us to additional operating expenses (we would remove the first sentence of the risk description that follows)
•
We rely heavily on computer systems in managing financial results.  We are subject to damage and interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and usage by employees.  This includes any damage to the systems that allow for electronic payments from our franchisees and credit card payments from its Sterling Store customers.  Any repairs necessary to replace and/or fix these systems could result in a significant expense to us.  Additionally, certain of our financial reporting processes are not part of an integrated financial reporting system, which requires additional hours and administrative costs to operate manage and control these systems.  We are working to transition most of the processes to an integrated financial reporting system.  The conversion of these systems and processes to become SOX compliant could result in a significant expense to us and may pose greater risks associated with maintaining internal controls as the systems are integrated.

As we guarantee certain of our Sterling Store leases, we are exposed to ongoing lease liability and the potential for future losses should one of those Sterling Stores shut down operations (we would remove the first sentence of the risk description that follows).
•
Our leasing space for a majority of our Sterling Stores could expose us to possible liabilities and losses.  Our leases are generally for 10 years.  Many of the leases provide for annual increases over the term of the lease in addition to the costs associated with insurance, taxes, repairs, maintenance and utilities.  If an existing Sterling Store becomes non-profitable and we decide to close the location, we may still be required to pay the base rent, taxes and other rental charges for the balance of the lease.

To maintain ongoing operations, we will need to extend the term on our current credit facility, or find alternative financing.  Additionally, we may be unable to service our current debt obligations with cash flows from operations (we would remove the first sentence of the risk description that follows).
•
We may be unable to service our debt obligations.  In connection with the purchases of Combine and TOG, along with other debt obligations, we have approximately $5,325,000 of outstanding debt as of December 31, 2009.  If we are unable to generate sufficient cash flows from operations in the future, we may be unable to make principal and interest payments on such borrowings when they become due and may need to refinance all or a portion of the existing debt, or obtain additional financing.

Additionally, the amount outstanding on our Revolving Line of Credit Note and Credit Agreement (the “Credit Agreement”) with Manufacturers and Traders Trust Company (“M&T”) was $4,506,854 as of March 31, 2010.  The Company and M&T entered into a new Credit Agreement effective March 31, 2010, which agreement provides, among other things, that all unpaid principal will be due on April 30, 2011.  The Company also executed a $1,000,000 Libor Term Note in favor of M&T, dated as of March 31, 2010, which note commits us to pay twelve, equal monthly principal payments of $83,333, plus interest, by April 30, 2011.  We currently cannot guarantee that we will be able to make such monthly principal payments, nor can we guarantee that we will be able to pay the remaining principal balance due under the Credit Agreement on or before April 30, 2011.  Additionally, we cannot guarantee that M&T will refinance on favorable terms, if at all.

We would move this risk bullet under the risk heading “We need to be able…..are unfavorable to us.”
•
We have been able to utilize the earnings from the operations of Combine to support the repayment of its related party debt with the previous owner and current President of Combine (“COM President”).  Management believes it will continue to be able to utilize the earnings of Combine to repay the remaining amounts due, however, commencing on September 29, 2010, and expiring September 28, 2016; COM President may put back to us 2,187,500 options at a put price per share of $0.32 ($700,000).  We believe we may need additional financing should COM President decide to put back such options and are currently exploring certain options to enable us to make such payment.  However, there can be no assurance that we will find financing or that such financing will be on terms favorable to us.

The Canadian/US dollar exchange rate exposes us to foreign currency risks.
•
We are exposed to foreign currency risk associated with TOG operations as the financial position and operating results of TOG, which operations are being calculated in Canadian Dollars and then translated into U.S. Dollars for consolidation.  We have not implemented a hedging strategy to potentially reduce foreign currency risk.

4.
We note your disclosure in the third paragraph under the heading “Credit Facility” that M&T Bank granted waivers of certain financial covenants with which you were not in compliance.  We further note your disclose in the fourth paragraph that despite these waivers you are no longer able to borrow under the terms of the Credit Agreement.  Please provide us with proposed disclosure in which you revise your risk factors to address this or similar issues.  In this regard, we note your risk factor that begins “[w]e may be unable to service our debt obligations”, but this does not appear to accurately reflect your status at the time of your filing.

Response

We would update the risk factor that begins with “[we] may be unable to service our debt obligations” to add a 3rd and 4th paragraph stating the following:

We are also no longer able to borrow under the terms of the modified Credit Agreement.  In conjunction with the refinancing of the Credit Agreement, the Credit Facility is now Non-Revolving.  As such, we are currently exploring and will continue to explore certain financing options available to us to generate additional working capital.

We have defaulted on certain financial covenants over the previous fiscal quarters due to poor earnings over the last two fiscal years.  As such, we have had to obtain multiple waivers from M&T on such financial covenants.  The modified Credit Agreement revised the financial covenants, which we believe should be in our favor; however, based on the history, there is no guarantee we can comply with such covenants.  If we cannot become compliant with the financial covenants, M&T could declare an event of default under the terms of the Credit Agreement and accelerate the Credit Facility.

Item 9A. Controls and Procedures

Report on Disclosure Controls and Procedures

5.
We note that in the first paragraph of the above referenced section it appears you intended to include the definition of disclosure controls and procedures as set forth in Rule 13a-15 under the Securities Exchange Act of 1934.  However, we note that you altered the location of the phrase “within the time periods….”  Please confirm to us that your effectiveness conclusion was based on the definition of disclosure controls and procedures as set forth in Rule 13a-15, and that the alteration was not intended to limit in any way your effectiveness conclusion.  In this regard, we note that you did not alter the location of the phrase in your subsequently filed Form 10-Qs.

Response

We have reviewed the language in our Form 10-K for the fiscal year ended December 31, 2009 under “Item 9A – Controls and Procedures” subsection “Report on Disclosure Controls and Procedures” and compared that to the language in our Form 10-Q for the fiscal quarter ended March 31, 2010 under “Item 4T – Controls and Procedures” subsection “Disclosure Controls and Procedures.” We confirm to you that our disclosure controls and procedures were based on the definition set forth in Rule 13a-15 and that our alteration was not intended to be misleading.  Our conclusion that our controls are effective is accurate.  In future Form 10-K filings, including our Form 10-K for the fiscal year ending December 31, 2010, we will revise “Item 9A – Controls and Procedures” subsection “Report on Disclosure Controls and Procedures” to conform to the language we state in our Form 10-Q filing for the fiscal quarter March 31, 2010.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Per Share Information

6.
We note the disclosure that common stock equivalents totaling 11,863,967 and 3,398,687 were excluded from diluted earnings per share for the years ended December 31, 2009 and 2008, respectively, because their effect on the computation was anti-dilutive.  Please tell us the nature and amount of each type of common stock equivalent outstanding at the end of each period, e.g., tell us the number of shares issuable under common stock options and convertible securities.  Please provide the same information as it relates to the 18,510,519 common stock equivalents outstanding at September 30, 2010.  Please also refer to ASC 260-10-50-1 and tell us your consideration of disclosing the terms and conditions of these securities even though the securities are not included in diluted EPS in the current periods.

Response

Included in Common stock equivalents, which were anti-dilutive during the aforementioned periods, are as follows:

For the fiscal year ended December 31, 2008 (average stock price was $0.1791)
▪	Preferred Stock – 98,519 with an exercise price of $0.75
▪	Stock Warrants – 700,000 with exercise prices ranging from $0.21 to $0.30
▪	Stock Options – 2,600,168 with exercise prices ranging from $0.21 to $8.25
For the fiscal year ended December 31, 2009 (average stock price was $0.1328)
▪	Preferred Stock – 98,519 with an exercise price of $0.75
▪	Stock Warrants – 2,080,885 with exercise prices ranging from $0.14 to $0.30
▪	Stock Options – 9,684,563 with exercise prices ranging from $0.14 to $8.25
For the fiscal quarter ended September 30, 2010 (average stock price was $0.0469)
▪	Preferred Stock – 98,519 with an exercise price of $0.75
▪	Stock Warrants – 1,480,885 with exercise prices ranging from $0.14 to $0.25
▪	Stock Options – 16,931,115 with exercise prices ranging from $0.05 to $0.47

In future filings, including our Form 10-K for the fiscal year ending December 31, 2010, we will provide a detail of what Common stock equivalents are included in the anti-dilutive calculation.

Note 11 – Income Taxes

7.
As it relates to your reconciliation of the statutory income tax rate to the effective income tax rate, please tell us what the line item captioned “net operating loss carryforward adjustments” represents and show us how the amount of the impact on the effective rate was computed.  In addition, please show us how to re-compute the amount of the impact on the effective rate attributed to the change in your valuation allowance for each period presented.  Finally, please tell us your consideration of describing under Management’s Discussion and Analysis of Financial Condition and Results of Operations the nature of these items and their impact on reported income tax expense.

Response

We have determined that errors were made in the computation of the effective income tax rate.  The changes to the computation do not affect the provision for income taxes nor do they affect our effective tax rate.  The following is a corrected analysis for each of the fiscal years ended December 31, 2009 and 2008.

	(a) Tax (Rounded)	(b) Tax at Statutory Rate (Rounded)	(c) Effective Tax Reconciliation	(d) Effective Percentage Tax Rate Reconciliation
2009 Tax Rate Analysis
Pre-tax accounting income (loss)	$(741,000)	$(741,000)	$(741,000)	34.0%
Permanent differences	(36,000)	(36,000)	17,000	1.7%
State income taxes	76,000	431,000	(200,000)	(19.8%)
Foreign income taxes	36,000	44,000	(20,000)	(2.0%)
NOLs – Federal current year	(690,000)	(442,000)	205,000	20.3%
Valuation allowance change	1,699,000	1,089,000	(506,000)	(50.0%)
Provision for income taxes	$344,000	$345,000	$(1,245,000)	(15.8%)

	(a) Tax (Rounded)	(b) Tax at Statutory Rate (Rounded)	(c) Effective Tax Reconciliation	(d) Effective Percentage Tax Rate Reconciliation
2008 Tax Rate Analysis
Pre-tax accounting income (loss)	$(171,000)	$(171,000)	$(171,000)	34.0%
Permanent differences	174,000	174,000	(602,000)	(34.6%)
State income taxes	79,000	448,000	(1,547,000)	(89.1%)
Foreign income taxes	67,000	82,000	(282,000)	(16.3%)
NOLs – Federal current year	-	(1,000)	4,000	0.2%
Valuation allowance change	442,000	59,000	(203,000)	(11.7%)
Provision for income taxes	$591,000	$591,000	$(2,801,000)	(117.5%)

The effective rates in column (d) are determined by dividing the tax computed at statutory rate reflected in column (b) by the pre-tax accounting income (loss).

As disclosed in Note 11 to our financial statements, net operating losses (“NOLs”) account for approximately 98.8% of the net deferred tax assets and liabilities.  In addition, losses in 2009 have added to our NOLs.  Therefore, we believe that consideration of the probability, using the more likely than not criteria, of the realization of any future tax benefits from NOLs is by far the most important factor in determining the deferred tax valuation allowance under the basic recognition criteria as expressed in ASC 740-10-25-20 and under the criteria for the establishment of a deferred tax valuation allowance following the guidance in ASC 740-10-30-16 through 25.  In applying such criteria, we have considered the guidance under ASC 740-10-25-38 which prohibits the anticipation of the tax consequences of future tax losses and believes that there is tension between that requirement and the guidance in ASC 740-10-30-16 through 25 with respect to consideration of whether any future tax benefits from NOLs will be realized.  However, we believe that the evidence regarding whether there is a need for a valuation allowance indicates that such an allowance should be provided.  Therefore, we determined that our deferred tax valuation allowance should be increased for 2009, primarily due to our net operating loss, but also giving consideration to whether it is more likely than not that any future tax benefits related temporary differences will be realized.

The line item in our reconciliation of the statutory income tax rate to the effective income tax rate captioned “net operating loss carryforward adjustments” represents the portion of the increase in the deferred tax valuation allowance that relates to NOLs.  Thus, the revised table above, which reflects a (50.0%) overall effect of change to the deferred tax valuation allowance, includes the 20.3% effect of the change in our cumulative NOLs.  Because of the overall considerations discussed above, we believe that it would be informative to illustrate the effect of NOLs on the reported income tax expense.

As described by the Commission, SEC Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to be a narrative explanation of the financial statements and other statistical data that the registrant believes will enhance a readers’ understanding of its financial condition, changes in financial condition and results of operation.  The objectives of MD&A, as described are:

a.	To provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
b.	To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
c.
To provide information about the quality of, and potential variability of, a company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

We believe that we have met these objectives and adhered to the specific requirements, as stated in Item 303 of Regulation S-K, for the MD&A as it is presented in its Form 10-K filings.  In considering these objectives and requirements, we have concluded that a discussion related to income taxes would not provide investors with any meaningful information about the business.  We have come to this conclusion because income tax expense and the related assets and liabilities are not material to the financial statements due to their relatively small amounts and income tax considerations are not significant to the management of our business.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Credit Facility
8.
We note that in the fifth paragraph under the subheading “Credit Facility” you disclose that in order to secure repayment of certain borrowings, you assigned to M&T Bank “all of [your] right, title and interest to [your] respective franchisee documents and proceeds due under such documents.”  We further note that you filed the related Absolute Assignment of Franchise Notes and Proceeds Due agreement as an exhibit to your Form 8-K filed April 20, 2010.  Please provide us with proposed revised disclosure, to be included in your next periodic filing, that discusses the material terms of the assignment agreement, including, but not limited to (i) whether, and if so to what extent, you continue to exercise any rights in relation to the franchise agreements, despite your assignment of the agreements to M&T Bank, (ii) any material covenants you must keep in order to retain any such rights, and (iii) whether, and if so how, the agreement may be voided.

Response

The Absolute Assignment of Franchise Notes and Proceeds Due agreement states the following:  “Although this Assignment constitutes a present, current and absolute assignment of the Franchisee Documents and any future Franchisee Documents hereinafter entered into, so long as there shall exist no Event of Default as such term is defined in the Notes, or in any other Loan Documents as such term is defined in the Notes, Assignor shall have the right to exercise every right, power and authority under the Franchisee Documents, and to perform and enforce performance of all obligations under the Franchisee Documents.”  Thus, to answer (i) above, we do continue to exercise authority over our Franchisee Documents.

In response to (ii), the agreement does contain various covenants, which contain default provisions.  If those defaults remain uncured after the applicable grace/cure period, M&T Bank can exercise its right to authority over the Franchisee Documents.  An event of default includes a) a default under any other Loan Document beyond the applicable grace/cure period; b) the failure to perform any obligation or covenant for thirty days after M&T Bank has provided us with notice of a default; c) any representation or warranty made by us that is false or materially incorrect; and d) a default by us under the Franchise Documents beyond the applicable grace/cure period.

In response to (iii), the agreement will be rendered null and void upon payment in full of the obligations.

Each of these items above will be included in our Credit Facility footnote in future filings, beginning with the Form 10-K for the fiscal year ended December 31, 2010.  Such disclosure would state following:

In order to secure repayment under the Credit Agreement, the Company and M&T entered into an Absolute Assignment of Franchisee Notes and Proceeds Due (“AAFNPD”), pursuant to which the Company assigned M&T all of our right, title and interest to the franchise documents and the proceeds due under such documents.  As long as the Company does not commit an event of default, as defined within the Credit Agreement, it shall continue to exercise authority over the franchise documents.  However, if an event of default did occur without the Company curing such a default, M&T would gain the right, power and authority over the franchise documents and be able to perform and enforce performance of all of the obligations due under such documents.

Form 8-K Filed April 20, 2010

9.
We note that you entered into the Absolute Assignment of Franchise Notes and Proceeds Due agreement on March 31, 2010, but it appears you did not disclose your entry into this agreement until filing your Form 8-K on April 20, 2010.  Please provide us with your analysis of why you did not report this information in a Form 8-K within four business days of entering into the agreement.

Response

We have reviewed our Form 8-K filing on April 20, 2010 and note that although the documents were executed with a March 31, 2010 effective date, the modified and amended Credit Facility with M&T Bank was finalized and entered into on April 14, 2010.  The fourth business day after entering into the agreements with M&T Bank was April 20, 2010.  The disclosure in Note 10 – Credit Facility in the “Notes to Consolidated Financial Statements” on Form 10-K for the fiscal year ended December 31, 2009 should have mentioned that the modified and amended Credit Facility was entered into with M&T Bank on April 14, 2010 with an effective date of March 31, 2010.  In our future filings, including the Form 10-K for the fiscal year ended December 31, 2010, we will clarify the description.

Please contact me at (646) 737-1505 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer
cc:           Glenn Spina
Michael Bernstein
Mitchell Rubin
Richard Koppel
Steven J. Kuperschmid, Esq.